KINGSWAY FINANCIAL ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER
Toronto, Ontario (May 18, 2009) — (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. (“Kingsway” or the “Company”) announced today that Ms. Shelly Gobin, Senior Vice President and Chief Financial Officer of the Company since 2008, has left the organization. Ms. Gobin’s responsibilities will be assumed on an interim basis by Mr. Daniel Brazier, CA. Mr. Brazier was previously the Chief Financial Officer of the Wholesale Banking Division at Standard Chartered Bank where he was responsible for strategy and finance. He was also VP Finance at CIBC World Markets. Dan has been heavily involved in strategy development, business transformation and finance re-engineering in his career. Mr. Brazier will work with the Company as it continues with its previously announced transformation program.
About the Company
Kingsway Financial Services Inc. is one of the largest non-standard and commercial automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.
For further information, please contact:
Colin Simpson
President and Chief Executive Officer
Tel: (905) 677-8889; Fax: (905) 677-5008
Web Site: www.kingsway-financial.com